July 16, 2024

Stacie Gorman

Office of Real Estate & Construction

Division of Corporation Finance

Re:	Robert Ventures Holdings LLC
Amendment No. 6 to Offering Statement on Form 1-A
Filed July 16, 2024
File No. 024-12331

Ms. Gorman:

Please see below for responses to the Division’s letter dated June 24, 2024, regarding the above captioned matter. All questions have been addressed in amendment No. 6 to the Offering Statement on Form 1-A, filed July 16, 2024 (“amendment”), as further herein detailed.

Management’s Discussion and Analysis, page 32

1.We note your disclosure in response to prior comment 4. Please clarify whether and for what period of time you have extended the Cobia loan, as we note that the loan was due nine months after its date of July 8, 2023, or by April 8, 2024.

The Cobia loan dated July 8, 2023, is an interest-only loan for nine months, due nine months from the date of the note, with the ability to extend in 3-month increments. The loan was extended three months on April 8 and for an additional three months on July 8th. The loan will be extended every three months until the property is sold.

Financial Statements, page F-1

2.We note your responses to prior comments 6, 7 and 8, and continued inclusion of financial statements provided by your former auditor which performed prohibited services during the audit and professional engagement period, and await the filing of your amended Form 1-A to address    such comments.

Previous Comment 6

Please update your financial statements and any related financial information in an amended offering circular in accordance with Part F/S, paragraph (c)(1) of Form 1-A

The amended offering circular has been revised to include updated financial statements.

Previous Comment 7

We note your response to comment 10. Rule 2-01 of Regulation S-X prohibits an auditor from providing compilation services during the audit and professional engagement period. The audit and professional engagement period for your December 31, 2022 financial statements extends through the date the audit opinion was issued on August 15, 2023. Given that SD Associates P.C. was engaged to compile interim financial statements for the six-month period ended June 30, 2023 on August 11, 2023, which is prior to the audit opinion issuance, they provided prohibited services during the 2022 audit and professional engagement period. As a result, SD Associates is not in compliance with Rule 2-01 of Regulation S-X. Please amend your offering statement to include audited financial statements as of and for the period ended December 31, 2022 from a firm that complies with the auditor independence standards outlined in Rule 2-01 of Regulation S-X. Furthermore, we note that SD Associates P.C. is also not independent for the year ended December 31, 2023 given that they provided compilation services for the six-month period ended June 30, 2023.

The amended offering circular has been revised to include audited financial statements as of December 31, 2023 and 2022 from a firm that complies with the auditor independence standards outlined in Rule 2-01 of Regulation S-X.

Previous Comment 8

We note your response to comment 12 and reissue the comment in its entirety. Please revise the Statement of Members Equity to separately present activity related to the components of members' equity (i.e. Members' equity Robert Ventures Holdings LLC and Non-controlling interest) in order to roll forward such amounts consistent with the ending balances in the corresponding balance sheet. For instance, your disclosure should reflect the beginning balance of each component, the current period impacts for activity such as capital contributions and withdrawals, as well as net (loss) attributable to both Robert Ventures Holdings and non-controlling interests, and the corresponding ending balance as reflected elsewhere in your financial statements. Refer to Rules 8-03(a)(5) and 3-04 of Regulation S-X.

The amended offering circular has been revised to include audited financial statements including a revised Statement of Member Interest to address the above stated request.

General

3.We note your revised disclosure indicates that the Company “will also review its investment portfolio on an annual basis to ensure that its digital asset holdings, other than Bitcoin or Ether (which the Company has determined are not securities), do not meet or exceed 40% of the Company’s total assets (exclusive of Government securities or cash items) on an unconsolidated basis.” Please address whether the Company’s plans to make such assessments on an annual  basis (rather than, for example, on a quarterly basis) may subject the Company to increased risks of inadvertently becoming an investment company. In this regard, we note that the Company could inadvertently trigger the definition in Section 3(a)(1)(C) at the end of any of its fiscal quarters (and, more generally, the Company may trigger the definition under Section 3(a)(1)(A) at any time).

Rule 3a-2 under the Investment Company 1940 Act (the “1940 Act”) provides a temporary exclusion from the 1940 Act’s provisions to certain issuers that are in transition to a non-

investment company business. Specifically, rule 3a-2 deems an issuer that meets the definition of investment company in section 3(a)(1)(A) or 3(a)(1)(C) of the 1940 Act not to be an investment company for a period not to exceed one year, provided that the conditions of the rule are satisfied. The one-year period begins on the earlier of: (i) the date on which an issuer owns securities and/or cash having a value exceeding 50% of the value of such issuer’s total assets on either a consolidated or unconsolidated basis (“50% Threshold”); or (i) the date on which an issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

Considering that the Company will primarily be investing in real estate, the Company will conduct an initial review of the characterization of all digital assets and the Company’s interests in such assets (on whether they are likely to be classified  as securities),  and the Company will have a one-year period to adjust its digital holdings, if necessary, the Company believes that an annual review of its digital asset holdings is sufficient and will not subject the Company to increased risks of becoming an investment company.

4.We note your response to comment 10, which provides a conclusory assertion that the Company has “no assets which are considered securities” and appears to indicate that as of the Company’s most recent fiscal quarter ended, the Company holds only cash in demand deposit bank accounts, cash in an interactive broker’s account, and de minimis cash in a Payward Ventures account. To the extent the Company holds any assets that are not demand deposits in bank accounts (or the de minimis amount in the Payward Ventures account)—including, for example, an “interest receivable”— please provide the analysis requested in comment 15 of our letter dated March 12, 2024.

As of the most recently ended fiscal year, the Company only has cash in demand deposit bank accounts, utility deposits, and real estate investments on its balance sheet. All investments currently on the Company’s balance sheet are fee simple interests in real estate held by KS OBX LLC. No “interest receivable” or other assets are on the Company’s balance sheet as of the most recently ended fiscal year.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC